UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) ☒

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Jacqueline Suarez
Citibank, N.A.
388 Greenwich St., 14th Floor
New York, NY 10013
(713) 693-6677
(Name, address and telephone number of agent for service)

CNH Equipment Trust 2016-C

(Exact name of obligor as specified in its charter)

Delaware	81-6746015
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Indentifiction No.)

c/o Wilimington Trust Company 1100 North Market Street Wilmington, DE	19890
(Address of principal executive office)	(Zip Code)

Copies To:

Eric Mathison General Counsel CNH Industrial Capital, LLC 5729 Washington Avenue Racine, WI 53406 Tel: (262) 636-6431	Trent M. Murch Greenberg Traurig, LLP 77 West Wacker Drive Chicago, IL 60601 Tel: (312) 456-1015

Asset - Backed Notes

(Title of the indenture securities)

Item 1.         General Information.

Furnish the following information as to the trustee:

(a)                                 Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)                                 Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.         Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16.  List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2015 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 31st day of August, 2016.

CITIBANK, N.A.

By	/s/ Jacqueline Suarez
Jacqueline Suarez
Vice President

CONSOLIDATED BALANCE SHEET Citigroup Inc. and Subsidiaries December 31, In millions of dollars 2015 2014 Assets Cash and due from banks (including segregated cash and other deposits) $ 20,900 $ 32,108 Deposits with banks 112,197 128,089 Federal funds sold and securities borrowed or purchased under agreements to resell (including $137,964 and $144,191 as of December 31, 2015 and December 31, 2014, respectively, at fair value) 219,675 242,570 Brokerage receivables 27,683 28,419 Trading account assets (including $92,123 and $106,217 pledged to creditors at December 31, 2015 and December 31, 2014, respectively) 249,956 296,786 Investments: Available for sale (including $10,698 and $13,808 pledged to creditors as of December 31, 2015 and December 31, 2014, respectively) 299,136 300,143 Held to maturity (including $3,630 and $2,974 pledged to creditors as of December 31, 2015 and December 31, 2014, respectively) 36,215 23,921 Non-marketable equity securities (including $2,088 and $2,758 at fair value as of December 31, 2015 and December 31, 2014, respectively) 7,604 9,379 Total investments $ 342,955 $ 333,443 Loans: Consumer (including $34 and $43 as of December 31, 2015 and December 31, 2014, respectively, at fair value) 329,783 369,970 Corporate (including $4,971 and $5,858 as of December 31, 2015 and December 31, 2014, respectively, at fair value) 287,834 274,665 Loans, net of unearned income $ 617,617 $ 644,635 Allowance for loan losses (12,626) (15,994) Total loans, net $ 604,991 $ 628,641 Goodwill 22,349 23,592 Intangible assets (other than MSRs) 3,721 4,566 Mortgage servicing rights (MSRs) 1,781 1,845 Other assets (including $6,121 and $7,762 as of December 31, 2015 and December 31, 2014, respectively, at fair value) 125,002 122,122 Total assets $ 1,731,210 $ 1,842,181 The following table presents certain assets of consolidated variable interest entities (VIEs), which are included in the Consolidated Balance Sheet above. The assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs, presented on the following page, and are in excess of those obligations. Additionally, the assets in the table below include third-party assets of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. December 31, In millions of dollars 2015 2014 Assets of consolidated VIEs to be used to settle obligations of consolidated VIEs Cash and due from banks $ 153 $ 300 Trading account assets 583 671 Investments 5,263 8,014 Loans, net of unearned income Consumer 58,772 66,383 Corporate 22,008 29,596 Loans, net of unearned income $ 80,780 $ 95,979 Allowance for loan losses (2,135) (2,793) Total loans, net $ 78,645 $ 93,186 Other assets 150 619 Total assets of consolidated VIEs to be used to settle obligations of consolidated VIEs $ 84,794 $ 102,790 Statement continues on the next page. EXHIBIT 7 REPORT OF CONDITION OF CITIBANK, N.A.

CONSOLIDATED BALANCE SHEET Citigroup Inc. and Subsidiaries (Continued) December 31, In millions of dollars, except shares and per share amounts 2015 2014 Liabilities Non-interest-bearing deposits in U.S. offices $ 139,249 $ 128,958 Interest-bearing deposits in U.S. offices (including $923 and $994 as of December 31, 2015 and December 31, 2014, respectively, at fair value) 280,234 284,978 Non-interest-bearing deposits in offices outside the U.S. 71,577 70,925 Interest-bearing deposits in offices outside the U.S. (including $667 and $690 as of December 31, 2015 and December 31, 2014, respectively, at fair value) 416,827 414,471 Total deposits $ 907,887 $ 899,332 Federal funds purchased and securities loaned or sold under agreements to repurchase (including $36,843 and $36,725 as of December 31, 2015 and December 31, 2014, respectively, at fair value) 146,496 173,438 Brokerage payables 53,722 52,180 Trading account liabilities 117,512 139,036 Short-term borrowings (including $1,207 and $1,496 as of December 31, 2015 and December 31, 2014, respectively, at fair value) 21,079 58,335 Long-term debt (including $25,293 and $26,180 as of December 31, 2015 and December 31, 2014, respectively, at fair value) 201,275 223,080 Other liabilities (including $1,624 and $1,776 as of December 31, 2015 and December 31, 2014, respectively, at fair value) 60,147 85,084 Total liabilities $ 1,508,118 $ 1,630,485 Stockholders’ equity Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: 668,720 as of December 31, 2015 and 418,720 as of December 31, 2014, at aggregate liquidation value $ 16,718 $ 10,468 Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: 3,099,482,042 as of December 31, 2015 and 3,082,037,568 as of December 31, 2014 31 31 Additional paid-in capital 108,288 107,979 Retained earnings 133,841 117,852 Treasury stock, at cost: December 31, 2015—146,203,311 shares and December 31, 2014—58,119,993 shares (7,677) (2,929) Accumulated other comprehensive income (loss) (29,344) (23,216) Total Citigroup stockholders’ equity $ 221,857 $ 210,185 Noncontrolling interest 1,235 1,511 Total equity $ 223,092 $ 211,696 Total liabilities and equity $ 1,731,210 $ 1,842,181 The following table presents certain liabilities of consolidated VIEs, which are included in the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup. December 31, In millions of dollars 2015 2014 Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup Short-term borrowings $ 11,965 $ 20,254 Long-term debt 31,273 40,078 Other liabilities 2,099 901 Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup $ 45,337 $ 61,233 The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.